November 2, 2006

Room 4561

Mr. Paul T. Stecko
Chairman and Chief Executive Officer
Packaging Corporation of America
1900 West Field Court
Lake Forest, IL 60045

> **Re:** **Packaging Corporation of America**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 21, 2006**
> **File No. 1-15399**

Dear Mr. Stecko:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Accounting Branch Chief